CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,100,000	$95.17

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $484,248.43 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $95.17 offset against the registration fee due for this offering and of which $484,153.26 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 331 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 32-IV dated February 22, 2007	Registration Statement No. 333-130051 Dated February 26, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $3,100,000 Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index and the iShares® MSCI Emerging Markets Index Fund due February 28, 2014

General

•	The notes are designed for investors who seek exposure to any appreciation of a diversified basket of domestic and international components composed of the S&P 500® Index and the iShares® MSCI Emerging Markets Index Fund over the next seven years. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity.
•	Senior unsecured obligations of JPMorgan Chase &Co. maturing February 28, 2014†.
•	Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on February 26, 2007 and are expected to settle on or about February 28, 2007.

Key Terms

Basket:

The notes are linked to a weighted basket consisting of the S&P 500® Index (“SPX”) and the iShares® MSCI Emerging Markets Index Fund (“EEM”) (each a “Basket Component” and, together, the “Basket Components”).

Component Weightings:	The SPX Weighting is 66.67% and the MSCI Emerging Markets Weighting is 33.33% (each a “Component Weighting” and, collectively, the “Component Weightings”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	92%
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was February 26, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 x [1 + [(S&P Return * 66.67%) + (MSCI Emerging Markets Return * 33.33%)]]

The S&P Return and the MSCI Emerging Markets Return are the performance of the respective Basket Components, expressed as a percentage, from the closing level on the pricing date to the closing level on the Observation Date. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-IV.

Observation Date:	February 25, 2014†
Maturity Date:	February 28, 2014†
CUSIP:	48123JRJ0
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-IV.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 32-IV and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$43.50	$956.50

Total	$3,100,000	$134,850	$2,965,150

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $43.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $25.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-80 of the accompanying product supplement no. 32-IV.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

February 26, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-IV dated February 22, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated February 22, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 32-IV dated February 22, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000579/e26379_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate, provided that this payment (the Additional Amount) will not be less than zero.
  DIVERSIFICATION AMONG THE BASKET COMPONENTS — The return on the notes is linked to a basket consisting of the S&P 500® Index and the iShares® MSCI Emerging Markets Index Fund. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The iShares® MSCI Emerging Markets Index Fund is a registered investment company that consists of numerous separate investment portfolios that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information on each Index, see “The S&P 500® Index,” and “iShares® MSCI Emerging Markets Index Fund” in the accompanying product supplement no. 32-IV.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 5.34%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1,446.37.
  Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

February 28, 2007 through December 31, 2007	$44.98	$44.98

January 1, 2008 through December 31, 2008	$56.55	$101.53

January 1, 2009 through December 31, 2009	$59.61	$161.14

January 1, 2010 through December 31, 2010	$62.83	$223.97

January 1, 2011 through December 31, 2011	$66.23	$290.20

January 1, 2012 through December 31, 2012	$69.82	$360.02

January 1, 2013 through December 31, 2013	$73.59	$433.61

January 1, 2014 through February 28, 2014	$12.76	$446.37

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index and the iShares® MSCI Emerging Markets Index Fund	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Components or any of the stocks composing the S&P 500® Index or the stocks held by the iShares® MSCI Emerging Markets Index Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-IV dated February 22, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Components individually, the stocks composing the Basket Components or contracts related to the Basket Components. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but falls below the Starting Basket Level on the Observation Date.
  THE PARTICIPATION RATE COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in other securities whose return is based on the performance of one or both Basket Components. Your ability to participate in any appreciation of the Basket as measured by the Ending Basket Level and the Starting Basket Level will be limited by the Participation Rate. Accordingly, since the Participation Rate is 92%, you will only participate in 92% of any appreciation in the Basket above the Starting Basket Level.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either of the Basket Components would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE ABLE AND WILLING TO HOLD YOUR NOTES TO MATURITY.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the iShares® MSCI Emerging Markets Index Fund are denominated. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.
  THERE ARE RISKS ASSOCIATED WITH THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund has a limited operating history, having commenced trading in April 2003. Although its shares are listed for trading on the New York Stock Exchange (“NYSE”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares® MSCI Emerging Markets Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BFGA, is the iShares® MSCI Emerging Markets Index Fund’s investment advisor. The iShares® MSCI Emerging Markets Index Fund is subject to management risk, which is the risk that BFGA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to its investment strategy or otherwise, BFGA may add, delete or substitute the equity securities held by the iShares® MSCI Emerging Markets Index Fund. Any of these actions could adversely affect the price of the shares of the iShares® MSCI Emerging Markets Index Fund and consequently the value of the notes.
  DIFFERENCES BETWEEN THE iSHARES® MSCI EMERGING MARKETS INDEX FUND AND THE MSCI EMERGING MARKETS INDEX — The iShares® MSCI Emerging Markets Index Fund does not fully replicate the MSCI Emerging Markets Index, may hold securities not included in the MSCI Emerging Markets Index and will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index, all of which may lead to a lack of correlation between the iShares® MSCI Emerging Markets Index Fund and the MSCI Emerging Markets Index. In addition, because the shares of the iShares® MSCI Emerging Markets Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market price per share of the iShares® MSCI Emerging Markets Index Fund may differ from the net asset value per share of the iShares® MSCI Emerging Markets Index Fund.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index and the iShares® MSCI Emerging Markets Index Fund	PS-2
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Components;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Components;
    interest and yield rates in the market generally as well as in each of the markets of the securities composing the S&P 500® Index and securities held by the iShares® MSCI Emerging Markets Index Fund;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the dollar and each of the currencies in which the stocks composing the iShares® MSCI Emerging Markets Index Fund are denominated; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The table and graph below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -100% to +80% and reflects the Participation Rate of 92%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table, graph and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (92%)	Additional Amount		Principal		Payment at Maturity

180	80%	73.60%	$736	+	$1,000	=	$1,736
170	70%	64.40%	$644	+	$1,000	=	$1,644
160	60%	55.20%	$552	+	$1,000	=	$1,552
150	50%	46.00%	$460	+	$1,000	=	$1,460
140	40%	36.80%	$368	+	$1,000	=	$1,368
130	30%	27.60%	$276	+	$1,000	=	$1,276
120	20%	18.40%	$184	+	$1,000	=	$1,184
110	10%	9.20%	$92	+	$1,000	=	$1,092
105	5%	4.60%	$46	+	$1,000	=	$1,046
100	0%	0.00%	$0	+	$1,000	=	$1,000
90	-10%	0.00%	$0.00	+	$1,000	=	$1,000
80	-20%	0.00%	$0.00	+	$1,000	=	$1,000
70	-30%	0.00%	$0.00	+	$1,000	=	$1,000
60	-40%	0.00%	$0.00	+	$1,000	=	$1,000
50	-50%	0.00%	$0.00	+	$1,000	=	$1,000
40	-60%	0.00%	$0.00	+	$1,000	=	$1,000
30	-70%	0.00%	$0.00	+	$1,000	=	$1,000
20	-80%	0.00%	$0.00	+	$1,000	=	$1,000
10	-90%	0.00%	$0.00	+	$1,000	=	$1,000
0	-100%	0.00%	$0.00	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $184 and the final payment at maturity is equal to $1,184 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 92%) = $1,184

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $92 and the final payment at maturity is equal to $1,092 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 92%) = $1,092

JPMorgan Structured Investments — Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index and the iShares® MSCI Emerging Markets Index Fund	PS-3

Historical Information

The following graphs show the weekly performance of each Basket Component as well as the Basket as a whole from April 11, 2003 through February 23, 2007. The graph of the historical Basket performance assumes the Basket level on April 11, 2003 was 100 and the Basket Weightings specified on the cover of this pricing supplement on that date. The Index closing level of the S&P 500® Index on February 26, 2007 was 1449.37. The Index closing level of the iShares® MSCI Emerging Markets Index Fund on February 26, 2007 was 117.45.

We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of more than the principal amount of your initial investment.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index and the iShares® MSCI Emerging Markets Index Fund	PS-4